                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release issued by the company regarding the resignation of the Company's CFO.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   -----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: August 7, 2008

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    ASAF ALPEROVITZ HAS NOTIFIED THE COMPANY OF HIS DECISION TO RESIGN AS CFO

MISGAV, ISRAEL - AUGUST 7, 2008 - TEFRON (NYSE: TFR , TASE: TFR) announced today that Mr. Asaf Alperovitz, the Company's CFO for the last three years, has notified the Company of his decision to resign from his position as the CFO of
Tefron in favor of a new management position. Mr. Alperovitz's resignation will become effective on October 22, 2008.

The Company expects to announce the appointment of a new CFO in the next week.

The Board of Directors would like to thank Mr. Alperovitz for his contribution to the Company, is very appreciative of Mr. Alperovitz's significant professional and business contributions, his leadership, integrity and insistence on accurate, detailed and transparent financial disclosures and communication. The Board of Directors wishes Mr. Alperovitz good luck in the future.

ABOUT TEFRON
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TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, BANANA REPUBLIC, J. C. PENNEY,
LULULEMON ATHLETICA WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, DOLCE AND GABBANA,
AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS.
THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

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THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON
     THE SAME TERMS;

o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING CHANGES
     IN FASHION PREFERENCES;

o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING THE
     ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE SEAMLESS MARKET
     IN WHICH WE OPERATE;

o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
     INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
     QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR DIVISION).

o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY RESULTING
     FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS
     AND DIFFERENT RAW MATERIALS;

o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
     EXPANSION INTO NEW PRODUCT LINES;

o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
     OUR MACHINERY;

o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON SUBCONTRACTORS
     IN CONNECTION WITH OUR MANUFACTURING PROCESS;

o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
     DEBT;

o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL
     BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
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COMPANY CONTACT:                            IR CONTACT:
Asaf Alperovitz                             Ehud Helft / Kenny Green
Chief Financial Officer                     G.K. Investor Relations
+972-4-9900803                              1 646 201 9246
Aasaf@Tefron.com                            info@gkir.com

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